Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS(1)

(in thousands)

	Twelve Months Ended December 31,
	2014	2013	2012	2011	2010
Pre-tax loss from continuing operations	$(14,465)	$(21,283)	$(1,795)	$(1,491)	$(4,481)
Add: Fixed charges (all interest expense)	12	34	72	9	5

Combined fixed charges in excess of earnings from continuing operations	$(14,453)	$(21,249)	$(1,723)	$(1,482)	$(4,476)

Ratio of earnings from continuing operations to fixed charges(2)	—	—	—	—	—

(1)	No preferred dividends declared in any year presented.
(2)	The ratio of earnings to combined fixed charges and preferred dividends was less than 1.00 as a result of losses from continuing operations for all periods presented.